

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Ian Robertson
Director and Chief Executive Officer
Northern Genesis Acquisition Corp. III
4801 Main Street
Suite 1000
Kansas City, MO 64112

>   **Re: Northern Genesis Acquisition Corp. III**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 11, 2021**
>   **File No. 333-253234**

Dear Mr. Robertson:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form S-1 filed March 11, 2021

Summary, page 1

1.   We note your revisions to potential payments to insiders, such as in the use of proceeds section on page 56 and executive officer and director compensation section on page 98 that you expect to make payments, up to $2,000,000 in the aggregate, in respect of the services of personnel affiliated with your sponsor, including persons who may be or directors or officers of the company, for activities on your behalf, including services related to identifying, investigating and completing an initial business combination. Please revise your summary to include a section detailing this and other such payments to insiders.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca C. Taylor